United States securities and exchange commission logo





                             September 8, 2022

       Haley Aman
       Chief Financial Officer
       Pixelworks, Inc.
       16760 SW Upper Boones Ferry Rd., Ste. 101
       Portland, OR 97224

                                                        Re: Pixelworks, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 9, 2022
                                                            File No. 000-30269

       Dear Ms. Aman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Business, page 7

   1. Please revise as necessary to more clearly address the disclosure requirements in Item
                                                        101(h)(4) of Regulation
S-K. For example, describe your principal products with greater specificity in order to
understand their relative significance to your current operations, including any material
concentrations among the four key market segments that you
                                                        identify on page 8.
Please also expand your disclosures to address the following points.

                                                              Describe your
manufacturing arrangements and your role in the movement of
                                                            products through
the distribution channels identified on pages 13 and 14.
                                                              Describe the
status of any publicly announced new products or services, including the dates when these
have been introduced or are expected to become available.
                                                              Provide
differentiation for products and services that are mentioned though which you are no longer
providing, including the dates of discontinuance.
 Haley Aman
FirstName
Pixelworks,LastNameHaley  Aman
            Inc.
Comapany 8,
September  NamePixelworks,
              2022         Inc.
September
Page 2     8, 2022 Page 2
FirstName LastName
                Address the duration and utility of patents, including the extent to which your products and services rely on all of the 335 patents that you mention.
                Describe any need for governmental approvals of principal products and services and the effects of any existing or probable governmental regulations. Risk Factors
Company Specific Risks, page 18

2. We note that you provide a risk factor on page 23 concerning your operations in China and are further developing you operations and presence in China, particularly with regard to your subsidiary Pixelworks Semiconductor Technology (Shanghai) Co., Ltd.

         Given these plans and the significance of your current operations in China, it appears that you should provide disclosures that are responsive to the guidance in our Sample Letter to
         China-Based Companies (posted to our website in December 2021), to the extent applicable and without regard to sectional headings, concerning the legal and operational risks associated with having operations in China. You may view the Sample Letter to
         China-Based Companies on our website at the following address:

         https://www.sec.gov/corpfin/sample-letter-china-based-companies.

         Please submit the incremental disclosures that you propose to address these concerns.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Overview, page 40

3. We note that your disclosures on pages 17 and 28 mention the possibility that operations of your key suppliers and manufacturing partners may be adversely affected as a result of the pandemic and of shortages in the global semiconductor business. Please clarify whether these concerns materially effect your outlook or business goals, and disclose the extent to which your results of operations and capital resources have been impacted.

         Please also discuss any efforts that you have undertaken to mitigate these concerns and any uncertainties arising from those efforts or which otherwise prevail over your ability to maintain or ensure product quality, reliability of product development and order fulfillment processes, or to obtain regulatory approvals
Results of Operations, page 42

4. Please expand your discussion and analysis to provide further details of activity and changes based on your various products and services, product groups or target markets to comply with Item 303(a), (b), and (b)(2) of Regulation S-K.

         For example, as you appear to design products having similar characteristics and differentiate based on sales in the target markets, address changes in revenues for these markets in both quantitative and qualitative terms, e.g. volumes and prices of products
 Haley Aman
FirstName
Pixelworks,LastNameHaley  Aman
            Inc.
Comapany 8,
September  NamePixelworks,
              2022         Inc.
September
Page 3     8, 2022 Page 3
FirstName LastName
         sold in each of the target markets, and the reasons for material changes in comparison to prior periods. Please also address costs and expenses associated with sales in the target markets by identifying and quantifying material components and any factors, including offsetting factors, underlying material changes in comparison to prior periods.

         Please submit the revisions that you propose to more clearly address this guidance.
Financial Statements
Note 7 - Revenue Recognition, page 69

5. We note that your disaggregation of revenues results in two revenue categories being identified, including "IC sales" and "Engineering services, license and other," and that the first of these represented 92% and 96% of total revenues for 2021 and 2020, respectively.

         However, you report having 335 patents related to visual display of digital image data, and describe four primary target markets as Mobile, Home
Entertainment, Content, and
         Business & Education (although in the August 2022 Investor Presentation on your website, you identify Mobile, Cinema, and Home & Enterprise as your target markets).

         You also refer to mobile, projector, and video delivery businesses when describing plans to transform operations of your subsidiary, Pixelworks Semiconductor Technology
         (Shanghai) Co., Ltd, and you identify multiple products and product categories in your periodic reports and in the Investor Presentation (IP) including the following.

                highly integrated products vs. high-speed mixed signal products video System on Chip ("SoC"), commercial dual-channel 1080i deinterlacer
              integrated circuit, and the Topaz product line
                motion estimation/motion compensation technology ("MEMC"), and mobile-
              optimized MEMC for smartphones
                mobile-optimized X5 visual processor
                video delivery and streaming solutions
                Visual processors and AI-enhanced display for mobile devices
                XCode   transcoders for media players and STB recorders
                SoCs for digital projectors
                Pixelworks Pro display processing software for smartphones TrueCut Motion grading, HDR content creation SDK

         Given the foregoing, it is unclear how the two revenue categories that you have identified would fairly depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

         Please explain how you have considered the guidance in FASB ASC 606-10-55-89 through 55-91, relative to the various products and product categories mentioned above, as well as the target markets and the mobile, projector, and video delivery businesses.
 Haley Aman
Pixelworks, Inc.
September 8, 2022
Page 4
         Please submit the revisions that you propose to more clearly reflect disaggregation into meaningful revenue categories in conformity with this guidance.
Note 14 - Segment Information, page 78

6. We note you have identified a single reportable operating segment, although it is unclear how you have arrived at this view, considering other disclosures in your periodic reports, earnings releases, and the August 2022 Investor Presentation on your website.

         For example, you have identified mobile, projector and video as businesses within your consolidated results, associated various products with distinct target markets, and identified projector-video delivery and mobile as segments while differentiating between these in discussing revenue trends and growth. Therefore, it is unclear how assessing performance and allocating resources would not be oriented towards and informed by financial metrics associated with multiple segments of your operations.

         Tell us how you considered the guidance in FASB ASC 280-10-55-7A, B, and C in concluding that you have a single reportable operating segment, given the observations above; and describe the scope of information utilized by your chief operating decision maker(s) in assessing performance and making resource allocation decisions, as may pertain to the various product groups and target markets that you have identified.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller,
Branch Chief at (202) 551-3686 if you have questions on any matters.



FirstName LastNameHaley Aman                                  Sincerely,
Comapany NamePixelworks, Inc.
                                                              Division of
Corporation Finance
September 8, 2022 Page 4                                      Office of Energy
& Transportation
FirstName LastName